SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 19, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, April 19, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), communicates that it has sold in block 100% of the “República” building, located next to “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of gross leasable area on 20 office floors and 178 parking spaces.

The transaction price was set at USD 131.8 million (USD/sqm 6,629), approximately 80% has already been paid in cash (USD 105,1 million), and the remaining amount with the delivery of a 46-hectare plot of land located on the Bs. As – La Plata Highway, in the district of Quilmes, Buenos Aires Province. This property has approved regulations and urban indicators to develop a mixed-use project with a construction capacity of approximately 521,400 sqm.

The accounting result of this operation will be recognized in the Company's Financial Statements for the fourth quarter of FY 2022.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

April 19, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets